650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

DOUGLAS k. sCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

December 17, 2014

BY EDGAR AND EMAIL

Christina Chalk, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	IEC Electronics Corporation

PRRN14A filed December 15, 2014

Filed by Vintage Opportunity Partners LP et al

File No. 1-34376

Dear Ms. Chalk:

On behalf of our clients, Vintage Capital Management, LLC and Vintage Opportunity Partners LP (together, “Vintage”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 16, 2014, relating to Vintage’s amended preliminary proxy statement on Schedule 14A filed with the Commission on December 15, 2014 (the “Proxy Statement”).

Concurrently with the submission of this letter, Vintage is filing Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff.

In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with Vintage’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Proxy Statement.

Christina Chalk, Esq.

December 17, 2014

For your convenience, we are emailing you a copy of the Amended Proxy Statement and a copy of the Amended Proxy Statement marked to show all changes from the Proxy Statement.

Revised Preliminary Proxy Statement - Reasons for this Proxy Solicitation, page 5

1.	We note the new disclosure under paragraph 3 on page 5 and your assertion that the Company “summarily ignored” offers to “acquire the Company at a price that would have offered stockholders a significant premium and certain value.” Provide support in the proxy statement or supplementally for your assertion that such offers were ignored.

Vintage has revised page 5 to clarify that, based on the discussion between Brian Kahn and W. Barry Gilbert on October 2, 2014, the Company potentially did not act on acquisition proposals, none of which were disclosed to stockholders.

Certain Effects of this Proxy Solicitation, page 13

2.	Refer to comment 14 in our fist comment letter and your revised disclosure on page 14. Expand to provide further details about what terms of the Plans “may allow the Board” to elect not to permit the acceleration of payments following a Change in Control. Discuss the uncertainties associated with your conclusion and any litigation risk to the Company if payments are not made under the relevant plans.

Vintage has revised page 14 to clarify that the 2001 Plan and the 2010 Plan provide that the Board may elect not to permit the acceleration described in the Amended Proxy Statement. More specifically:

•	Article XVIII of the 2001 Plan provides that except “as otherwise determined by the Committee or Board or except as otherwise provided in the Award Agreement” the occurrence of a Change in Control will have the effects specified on page 13 (emphasis added); and
•	Article X of the 2010 Plan provides that except “as otherwise determined by the Committee or Board, or except as otherwise provided in the applicable Award Agreement,” the occurrence of a Change in Control will have the effects specified on pages 13 and 14 (emphasis added).

Vintage believes that the 2001 Plan and the 2010 Plan are unambiguous in the discretion they provide to the Board not to permit the acceleration described in the Amended Proxy

Christina Chalk, Esq.

December 17, 2014

Statement. Vintage does not believe that there is a material risk of litigation related to a decision by the Board not to permit acceleration.

* * *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275 or Bradley L. Finkelstein at (650) 565-3514.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

Enclosures

cc: Jeremy R. Nowak, Vintage Capital Management, LLC